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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

Clarient, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
180489 10 6
(CUSIP Number)
Brian J. Sisko, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087-1945
(610) 293-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Scientifics, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		48,787,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		48,787,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	48,787,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	61.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 26,891 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provides to a former officer. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Delaware, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,348,573

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		45,348,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	45,348,573

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 26,891 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provides to a former officer. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Scientifics (Delaware), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,438,721

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,438,721

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,438,721

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 26,891 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provides to a former officer. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No. 180489 10 6	13D
This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the ownership of the common stock, $0.01 par value per share (“Common Stock”), of Clarient, Inc., a Delaware corporation (the “Company”), as described in the following items:
ITEM 2. IDENTITY AND BACKGROUND
Item 2 is amended to set forth in Schedules II, III and IV, which are attached hereto and incorporated herein by reference, the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person’s directors, executive officers and controlling persons, if any.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended to include the following:
Pursuant to the terms of the amended and restated senior subordinated revolving credit line dated March 14, 2008 between the Company and SDI (the “Amended Mezzanine Facility”), the Company agreed to issue to SDI warrants to purchase an aggregate of 2,200,000 shares of Common Stock, subject to the occurrence of certain events. Said warrants were issued as follows: 550,000 warrants on each of June 10, 2008, July 2, 2008, September 2, 2008 and November 6, 2008. The 2,200,000 warrants issued to SDI have an exercise price of $0.01 per share and a five-year term and were fully vested upon issuance.
On November 20, 2008, SDI exercised warrants to purchase an aggregate of 4,162,500 shares of Common Stock of the Company at a price of $0.01 per share. Safeguard used its general working capital to fund the aggregate exercise price of $41,625.
ITEM 4. PURPOSE OF TRANSACTION
The acquisition of the warrants described above was directly linked to, and in consideration of, the provision by Safeguard of the Amended Mezzanine Facility to the Company.
Safeguard intends to review, from time to time, its interest in the Company in light of the Company’s business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments relating to the Company and other acquisition opportunities available to Safeguard. Based upon these considerations, Safeguard may seek to acquire additional shares of the Company or to dispose of all or a portion of its shares of the Company.
Safeguard has a strategic relationship with the Company and, accordingly, three employees of Safeguard are currently members of the Board of Directors of the Company. In addition, Safeguard representatives routinely consult with, and provide assistance to, the management of the Company in the development and implementation of strategic objectives for the operation and management of the Company’s business. Safeguard anticipates that this strategic relationship will continue.
Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its equity securities, in any manner permitted by law.
Other than as set forth in Item 3 or Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:
The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares of Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.

CUSIP No. 180489 10 6	13D
No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company’s shares of Common Stock during the past 60 days other than as set forth herein.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total (1)
Safeguard Scientifics, Inc. (2)(3)	48,787,294	61.5%
Safeguard Delaware, Inc. (3)(4)(5)	45,348,573	57.2%
Safeguard Scientifics (Delaware), Inc. (3)(5)	3,438,721	4.3%

(1)	For purposes of this schedule, the percentage of ownership calculations are based upon 72,830,465 outstanding shares of Common Stock, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2008, 4,162,500 shares of Common Stock issued to SDI upon exercise of the warrants as reported herein and an aggregate of 2,303,473 shares of Common Stock underlying warrants held by SDI; however, warrants, options or other derivative securities held by others are excluded.

(2)	Includes the 43,045,100 directly held shares of Common Stock and warrants to purchase 2,303,473 shares of Common Stock beneficially owned by SDI and the 3,438,721 shares of Common Stock beneficially owned by SSDI. Safeguard is the sole stockholder of each of SDI and SSDI. Safeguard and each of SDI and SSDI have reported that Safeguard, together with each of SDI and SSDI, respectively, have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by each of SDI and SSDI, respectively.

(3)	Excludes an aggregate of 26,891 shares of Common Stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provides to a former officer, of which the Reporting Persons disclaim beneficial ownership.

(4)	Includes warrants to purchase 2,303,473 shares of Common Stock.

(5)	SDI and SSDI are wholly owned subsidiaries of Safeguard.

CUSIP No. 180489 10 6	13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 20, 2008	Safeguard Scientifics, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Senior Vice President & General Counsel

Date: November 20, 2008	Safeguard Delaware, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President

Date: November 20, 2008	Safeguard Scientifics (Delaware), Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President

CUSIP No. 180489 10 6	13D
SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

Name	Present Principal Employment	Business Address

Executive Officers*

Peter J. Boni	President and Chief Executive Officer	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

James A. Datin	Executive Vice President and Managing Director, Life Sciences	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Kevin L. Kemmerer	Executive Vice President and Managing Director, Technology	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Brian J. Sisko	Senior Vice President & General Counsel	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Directors*

Peter J. Boni	Same as above	Same as above

Michael J. Cody	Senior Vice President, Corporate Development	Ensign-Bickford Industries 1601 Trapelo Road Suite 284 Waltham, MA 02451

Julie A. Dobson	Former Chief Operating Officer, TeleCorp PCS	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Robert E. Keith, Jr.	Managing Director, TL Ventures	TL Ventures 435 Devon Park Drive, Bldg. 700 Wayne, PA 19087

Andrew E. Lietz	Founder and Managing Director, Rye Capital Management, LLC	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

George MacKenzie	Retired Vice Chairman & CFO, Hercules, Incorporated	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

George D. McClelland	Former Chairman, CEO and Founder, eSecLending	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Jack L. Messman	Former Chairman and Retired CEO, Novell, Inc.	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

John W. Poduska Sr.	Retired Founder, Prime Computer, Apollo Computer & Stellar Computer	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

John J. Roberts	Retired Global Managing Partner, PricewaterhouseCoopers LLP	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Robert J. Rosenthal	President and Chief Executive Officer, Magellan Biosciences, Inc.	Magellan Biosciences, Inc. 22 Alpha Road Chelmsford, MA 01824-4171

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 180489 10 6	13D
SCHEDULE III
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Name	Present Principal Employment	Business Address

Executive Officers*

Peter J. Boni	President and Chief Executive Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Brian J. Sisko	Senior Vice President & General Counsel, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Directors*

Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Steven J. Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Brian J. Sisko	Same as above	Same as above

Stephen T. Zarrilli	Same as above	Same as above

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 180489 10 6	13D
SCHEDULE IV
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Name	Present Principal Employment	Business Address

Executive Officers*

Peter J. Boni	President and Chief Executive Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Brian J. Sisko	Senior Vice President & General Counsel, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Directors*

Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Steven J. Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

Brian J. Sisko	Same as above	Same as above

Stephen T. Zarrilli	Same as above	Same as above

*	All Executive Officers and Directors are U.S. Citizens.